Exhibit 99.1

Genetic Technologies Limited

Appendix 4D

Half-year 31 December 2019

Name of entity:	Genetic Technologies Limited
ABN:	17 009 212 328
Half-year ended:	31 December 2019
Previous period:	31 December 2018

Results for announcement to the market

				$
Revenue for ordinary activities	Down	96.8%	to	586
Net loss after tax (from ordinary activities) for the period attributable to members	Down	15.22%	to	(2,647,698)
Net loss after tax for the period attributable to members	Down	15.22%	to	(2,647,698)

Net tangible assets per security 2,647,698

	31 December 2019 Cents	31 December 2018 Cents
Net tangible asset backing (per share)	0.06	0.11

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors' report.

Distributions

No dividends have been paid or declared by the company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the half-year 31 December 2019.

Other information required by Listing Rule 4.2A

a.	Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b.	Details of any dividend or distribution reinvestment plans:	N/A
c.	Details of associates and joint venture entities:	N/A
d.	Other information	N/A

Interim review

The financial statements have been reviewed by the group's independent auditor which includes a paragraph regarding a material uncertainty in relation to going concern.

Genetic Technologies Limited Interim financial report for the half-year ended 31 December 2019 ABN 17 009 212 328

Genetic Technologies Limited

Genetic Technologies Limited

ABN 17 009 212 328

Interim report - 31 December 2019

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2019 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Genetic Technologies Limited

Genetic Technologies Limited

Directors' report

31 December 2019

The directors submit the financial report on the consolidated entity consisting of Genetic Technologies Limited ("GTG" and the "Company") and the entities ("Group") it controlled at the end of, or during, the half-year ended 31 December 2019

Directors

The following persons were directors of Genetic Technologies Limited during the whole of the half-year and up to the date of this report:

Dr Lindsay Wakefield

Dr Jerzy Muchnicki

Mr Peter Rubinstein

Mr Nicholas Burrows (appointed on 2 September 2019)

Dr Paul Kasian (resigned on 24 September 2019)

Mr Xue Lee (resigned on 9 July 2019)

Review of operations

Financial Snapshot

For the half-year ended 31 December 2019, the group incurred an operating loss of $2,647,698 (31 December 2018: $3,123,372) and net assets as at 31 December 2019 were $2,862,305 (30 June 2019: $1,771,206). The group’s cash position at 31 December 2019 was $3,277,074 (30 June 2019: $2,131,741).

The Company’s cash receipts remained low as expected during this time of strategic transition, as investment in R&D, development sales and distribution channels represent the major strategic and budgetary priorities for the Company. Shareholders can expect costs to remain contained and to see GTG focus strongly on product development and the establishment of distribution relationships in the US and Asia.

There are conditions that exist which raise significant doubts over the Company’s position as a going concern entity which have been further elaborated on Note 1(a) of the report.

GTG’s Genetic Test Products

GeneType for Breast Cancer:

GeneType for Breast Cancer is now launched. By increasing the range of risk factors analysed, the test provides world-leading, clinically actionable insight for medical practitioners and genetic counsellors representing approximately 95% of women.

World-leading Colorectal cancer test - GeneType for Colorectal Cancer:

GTG’s first-to-market genetic risk assessment test for colorectal cancer is also now launched. This is the first of a suite of ground-breaking new products GTG will deliver in the next 12 months.

Further genetic risk assessment tests under development:

•     Cardiovascular Disease

•     Type 2 Diabetes

•     Prostate Cancer

•     Melanoma

Collaboration Agreement signed with The Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA

On September 23, 2019, the Company signed on a three-year collaboration agreement with Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA. The agreement includes cooperation in the design feasibility analysis of clinical research studies to support the clinical application of GTG’s polygenic risk tests and

Genetic Technologies Limited

Genetic Technologies Limited

Directors' report

31 December 2019

(continued)

identification of appropriate clinical partners to participate in the studies. TGen is an Arizona-based, non-profit biomedical research institute dedicated to conducting ground-breaking research with life-changing results. TGen works to unravel the genetic components of common and complex diseases, including cancer, neurological disorders, infectious disease, and rare childhood disorders. TGen is affiliated with City of Hope in Duarte, California, a world-renowned independent research and treatment center for cancer, diabetes and other life-threatening diseases.

The Parties have agreed to focus on a Clinical Utility Study as the first stage in the ongoing collaboration. This Study will be undertaken with TGen’s extensive network of cancer centre clinicians.

The Company anticipates advising the market of further details in the near future. Over time, the collaboration will be wide in scope covering:

• Distribution Channels

• Reimbursement Strategy

• Further Research

• Potential for Establishment of New Laboratory Facility

Key features include that GTG and TGen will cooperate in the development of a commercialisation strategy and infrastructure development for a suite of polygenic risk tests to be made available in the US market and establish any required fund-raising mechanisms.

Completion of capital raise enables NASDAQ re-compliance

Following the announcement of a non-renounceable pro-rata rights issue on 11 October, 2019, at an issue price of A$0.004 (0.4 cents) per New Share, the Company successfully raised $4.5 million capital from existing shareholders, together with participation from domestic institutional and family office investors. Importantly, the Company also complied with its NASDAQ listing requirements.

The funds raised allow the Company to commence sales of its latest breast cancer and colorectal cancer risk assessment tests in both the United States and Australia. The Company’s strategy is to utilise its CLIA and NATA accredited laboratory to enable full vertical integration from development to the market.

The Company has Australia’s first NATA accredited lab for polygenic risk score testing and has two market ready products with first sales expected in Q1 2020 with a further four products anticipated during the next 12 months.

Genetype for Breast Cancer commissioned with sales to commence First Quarter 2020

During the quarter the Company announced full commissioning of its Australian Laboratory for the provisioning of its generation 3 breast cancer test with sales to commence in Q1, 2020. The Company has now re-entered the market and the first batch of tests have arrived in our laboratory.

Genetype for Breast Cancer is the world first Genomic test to accurately predict risk of disease by combining the information contained in your DNA with family history and mammography data to create a powerful new tool in the battle with breast cancer. Our tests can accurately identify low risk individuals (as low as 1/5 of average risk) as well as high risk individuals (up to 5 times average risk).

Genetic Technologies Limited

Genetic Technologies Limited

Directors' report

31 December 2019

(continued)

Genetic Technologies expects to take advantage of the growing confidence and interest in genomic testing, and is well positioned to achieve this, with its first to market status in the US market. GeneType for breast cancer (BC) is on track for release in the US in Q1 (2020) via a soft launch across 20 centres in 8 States, which demonstrates the strong support from practitioners for the introduction of the company’s third generation test incorporating mammography data. The Company anticipates a full launch in Q2 (2020).

Management Update

GTG provides the following update regarding the composition of the Executive Management Team.

Chief Financial Officer

The Company announced that Mr Phillip Hains was appointed CFO of GTG on 15 July 2019. Mr Hains has an extensive background working in ASX and NASDAQ finance positions.

Company Secretary

The Company announced that Mr Justyn Stedwell was appointed Company Secretary on 15 July 2019. Mr Stedwell is a professional Company Secretary consultant with over 12 years’ experience acting as a Company Secretary of ASX listed companies across a wide range of industries.

Former Chief Financial Officer / Chief Operating Officer and Company Secretary

The Company’s former CFO/COO and Company Secretary Mr Paul Viney resigned on 15 July 2019.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the group during the period.

Events since the end of the financial period

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods.

Auditor's independence declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 4.

This report is made in accordance with a resolution of directors.

Dr Jerzy Muchnicki
Director

Melbourne
26 February 2020

Genetic Technologies Limited

Auditor’s Independence Declaration

As lead auditor for the review of Genetic Technologies Limited for the half-year ended 31 December 2019, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

Jon Roberts	Melbourne
Partner PricewaterhouseCoopers	27 February 2020

    PricewaterhouseCoopers, ABN 52 780 433 757

    2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

    T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

    Liability limited by a scheme approved under Professional Standards Legislation.

Genetic Technologies Limited

Genetic Technologies Limited

Condensed consolidated statement of profit or loss and other comprehensive income

For the half-year 31 December 2019

		Consolidated entity
	Notes	31 December 2019 $	31 December 2018 $
Revenue from contracts with customers		586	18,402
Cost of sales of goods		(194,501)	(79,674)
Gross loss		(193,915)	(61,272)
Other income	3(a)	447,756	338,588
Other gains/(losses) – net		258,078	161,857
General and administrative expenses		(1,747,705)	(1,921,790)
Laboratory and Research and Development		(1,128,124)	(1,401,189)
Selling and Marketing		(276,550)	(229,144)
Operating loss		(2,640,460)	(3,112,950)
Finance expenses		(7,238)	(10,422)
Loss before income tax		(2,647,698)	(3,123,372)
Income tax expense		-	-
Loss for the period		(2,647,698)	(3,123,372)
Other comprehensive loss
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	4(b)	(381,163)	(54,789)
Total comprehensive loss for the period		(3,028,861)	(3,178,161)
Total comprehensive loss for the period is attributable to:
Owners of Genetic Technologies Limited		(3,028,861)	(3,178,161)
		Cents	Cents
Loss per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic earnings per share	5	(0.08)	(0.12)
Diluted earnings per share	5	(0.08)	(0.12)
Loss per share for profit attributable to the ordinary equity holders of the company:
Basic earnings per share	5	(0.08)	(0.12)
Diluted earnings per share	5	(0.08)	(0.12)

The above Condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Genetic Technologies Limited

Genetic Technologies Limited

Condensed consolidated balance sheet

As at 31 December 2019

		Consolidated entity
	Notes	31 December 2019 $	30 June 2019 $
ASSETS
Current assets
Cash and cash equivalents		3,277,074	2,131,741
Trade and other receivables		440,278	818,766
Inventories		76,522	31,865
Other current assets		174,274	213,300
Total current assets		3,968,148	3,195,672
Property, plant and equipment		32,448	69,333
Right-of-use asset		343,010	-
Total non-current assets		375,458	69,333
Total assets		4,343,606	3,265,005
LIABILITIES
Current liabilities
Trade and other payables		727,430	1,005,308
Employee benefit obligations		390,770	487,682
Lease liabilities		224,780	-
Total current liabilities		1,342,980	1,492,990
Non-current liabilities
Employee benefit obligations		1,014	809
Lease liabilities		137,307	-
Total non-current liabilities		138,321	809
Total liabilities		1,481,301	1,493,799
Net assets		2,862,305	1,771,206
EQUITY
Share capital	4	127,807,987	125,498,824
Other reserves	4(b)	7,454,278	6,009,932
Retained earnings*		(132,399,960)	(129,737,550)
Total equity		2,862,305	1,771,206

*The group has adopted AASB 16 on 1 July 2019 but has not restated comparatives for the 2019 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019.

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

Genetic Technologies Limited

Genetic Technologies Limited

Condensed consolidated statement of changes in equity

For the half-year 31 December 2019

		Attributable to owners of Genetic Technologies Limited
Consolidated entity		Share capital $	Other reserves $	Retained earnings $	Total equity $
Balance at 1 July 2018		122,372,662	5,651,162	(123,311,946)	4,711,878
Loss for the period		-	(54,789)	(3,123,372)	(3,178,161)
Total comprehensive loss for the half-year		-	(54,789)	(3,123,372)	(3,178,161)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax		1,346,794	-	-	1,346,794
Share-based payments		-	138,381	-	138,381
		1,346,794	138,381	-	1,485,175
Balance at 31 December 2018		123,719,456	5,734,754	(126,435,318)	3,018,892
Balance at 30 June 2019 as originally presented		125,498,824	6,009,932	(129,737,550)	1,771,206
Initial adoption of AASB 16*	1	-	-	(14,712)	(14,712)

Restated total equity at 1 July 2019		125,498,824	6,009,932	(129,752,262)	1,756,494
Loss for the period		-	(381,163)	(2,647,698)	(3,028,861)
Total comprehensive loss for the half-year		-	(381,163)	(2,647,698)	(3,028,861)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax	4	2,309,163	-	-	2,309,163
Reversal of forfeited Performance Rights	4	-	(81,982)	-	(81,982)
Issue of options to underwriters		-	1,873,720	-	1,873,720
Share-based payments		-	33,771	-	33,771
		2,309,163	1,825,509	-	4,134,672
Balance at 31 December 2019		127,807,987	7,454,278	(132,399,960)	2,862,305

*See note 1 for details regarding the restatement as a result of a change in accounting policy.

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Genetic Technologies Limited

Genetic Technologies Limited

Condensed consolidated statement of cash flows

For the half-year 31 December 2019

		Consolidated entity
	Notes	31 December 2019 $	31 December 2018 $
Cash flows from operating activities
Receipts from customers		586	156,959
Payments to suppliers and employees		(3,675,822)	(3,875,281)
R&D tax incentive and other grants received		805,231	-
Interest received		10,754	15,320
Net cash outflow from operating activities		(2,859,251)	(3,703,002)
Cash flows from investing activities
Payments for property, plant and equipment		(2,521)	(3,255)
Repayment of loans by related parties		43,380	-
Proceeds from sale of property, plant and equipment		37,002	-
Net cash inflow/(outflow) from investing activities		77,861	(3,255)
Cash flows from financing activities
Proceeds from issues of shares and other equity securities	4	4,499,965	1,350,000
Interest paid		(34,684)	-
Share issue cost		(317,082)	(3,206)
Lease payments		(99,723)	-
Net cash inflow from financing activities		4,048,476	1,346,794
Net increase/(decrease) in cash and cash equivalents		1,267,086	(2,359,463)
Cash and cash equivalents at the beginning of the financial year		2,131,741	5,487,035
Effects of exchange rate changes on cash and cash equivalents		(121,753)	107,068
Cash and cash equivalents at end of the half-year		3,277,074	3,234,640

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

1	Basis of preparation of half-year report

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2019 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2019 and any public announcements made by Genetic Technologies Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period and the adoption of the new and amended standards as set out below. The Interim Financial Statements have been approved and authorised for issue by the board on 26 February 2020.

The Company has prepared the interim financial statements to conform to the requirements and needs of users of the financial statements located in both Australia and the U.S.

U.S. users: The Company has prepared the interim financial statements to conform to the requirements of IAS 34 Interim Financial Reporting. Consistent with U.S. domestic registrants, the Company has labelled the interim financial information “unaudited” because the interim financial information is not subject to an audit by our independent registered public accounting firm. The auditor’s independence declaration and independent auditor’s review report are included within this filing to meet the requirements of Australian laws and regulations and are furnished, not filed, for the purposes of incorporation of the related financial statements in any U.S. registration document.

Australian users: The Company has prepared the interim financial statements to conform to the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. A review of the interim financial information has been performed by the Company’s independent auditors to meet the requirements of Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity and users should refer to the auditor’s independence declaration and independent auditor’s review report included within this filing.

(a)	Going concern

For the half-year ended 31 December 2019, the group incurred an operating loss of $2,647,698 (31 December 2018: $3,123,372) and net assets as at 31 December 2019 were $2,862,305 (30 June 2019: $1,771,206). The group’s cash position at 31 December 2019 was $3,277,074 (30 June 2019: $2,131,741).

The following matters have been considered by the directors in determining the appropriateness of the going concern basis of preparation:

During the 2020 financial year, the Directors expect stable cash outflows from operations as the Company continues to invest resources in expanding the research & development activities in support of the distribution of existing and new products.

As a result of these expected cash outflows to support the announcement of the launch of further new genetic testing products, the Directors intend to raise further new equity funding in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments and to deliver on partner expectations in the USA.

The Company intends to raise further equity financing in the near future, but there can be no assurance that we will be successful in this regard.

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

(a)	Going concern (continued)

In addition to planned equity financing in Australia and the US market through existing and new investors, the group has access to an equity placement facility with Kentgrove Capital Pty Ltd. Under this equity placement facility the group has an opportunity to raise equity funding of up to $20 million in a series of individual placements of up to $1 million(or a higher amount by mutual agreement), expiring 7 April 2020. The Group currently does not have any binding commitments under this facility and the quantum and timing of capital raised will be subject to the market price and trading volumes of our ordinary shares. At the date of this report the group is in negotiations to replace the Kentgrove facility with a new facility from an alternative provider.

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on both the satisfactory completion of planned equity raisings in the next three months, along with the successful commercialisation of existing and new products. In order to progress towards commercialisation and scale-up the operations the Company will require ongoing funding in the near term whilst the products become established in the market.

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

References to matters that may cast significant doubt about the Group’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (“PCAOB”) standards.

(b)	New and amended standards adopted by the group

During the reporting period the following amended standard became applicable for the current reporting period and the group had to change its accounting policies as a result of adopting this standard:

•	AASB 16 Leases.

The impact of the adoption of this standard and the new accounting policy is disclosed below.

(c)	Impact of new and amended standards adopted by the Company

(i)	AASB 16 Leases

AASB 16 will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

On adoption of AASB 16, the group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of AASB117 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 5.37%.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 1 July 2019. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

1	Basis of preparation of half-year report (continued)

(c)	Impact of new and amended standards adopted by the Company (continued)

(i)	AASB 16 Leases (continued)

In applying AASB 16 for the first time, the group has used the following practical expedients permitted by the standard:

• the use of a single discount rate to a portfolio of leases with reasonably similar characteristics.

The group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying AASB 117 and interpretation 4 determining whether an arrangement contains a Lease.

31 Dec 2019
Operating lease commitments disclosed as at 30 June 2019	$487,837
Discounted using the lessee's incremental borrowing rate of at the date of initial application	$461,358

Lease liability recognised as at 1 July 2019	$461,358

Of which are:
Current lease liabilities	$209,887
Non-current lease liabilities	$251,471

Right of use of assets increased by	$446,645
Lease liabilities increased by	$461,358
The net impact on retained earnings on 1 July 2019 was a decrease of	$14,712

Loss per share decreased by 0.03c per share for the six months to 31 December 2019 as a result of the adoption of AASB 16.

(d)	Accounting policies applied from 1 July 2019

From 1 July 2019, leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

1	Basis of preparation of half-year report (continued)

(d) Accounting policies applied from 1 July 2019 (continued)

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

2	Segment information

(a)	Description of segments and principal activities

The company has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

(b)	Business Segments

The segment information for the reportable segment for the half-year 31 December 2019 is as follows:

Consolidated entity December 2019	Sales $	Other $	Totals $	Profit /(loss) $
Operations	586	447,756	448,342	(2,647,698)
December 2018
Operations	18,402	338,588	356,990	(3,123,372)

Consolidated entity December 2019	Assets $	Liabilities $	Amortisation/ depreciation $	Purchases of equipment $
Operations	4,343,606	(1,481,301)	(39,561)	2,521
June 2019
Operations	3,265,005	(1,493,799)	(156,248)	5,353

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

2 Segment Information (continued)

(c)	Geographic information
•	Australia: is the home country of the parent entity and the location of the company's genetic testing and licensing operations.

•	USA: is the home of Phenogen Sciences Inc. and GeneType Corporation.

•	Switzerland: is the home of GeneType AG (Liquidated December 2017).

The segment information for the reportable segment for the half-year 31 December 2019 and 2018 is as follows:

Consolidated entity December 2019	Sales $	Other $	Totals $	Profit/(loss) $
Australia	-	447,756	447,756	(2,418,577)
U.S.	586	-	586	(229,121)
Total	586	447,756	448,342	(2,647,698)

December 2018
Australia	-	338,588	338,588	(1,580,663)
U.S.	18,402	-	18,402	(1,542,709)
Total	18,402	338,588	356,990	(3,123,372)

Genetic Technologies recognises expenses per the Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income by function. To assist with the readers understanding of the nature of such expenses, the following costs have been included within the respective line items

Within General and administrative expenses, depreciation amounting to $12,156 (2018: $12,199) has been recognised in respect of Property, plant and equipment at 31 December 2019, whilst an amount of $103,635 has been recognised for Leased Assets following the adoption of the new AASB 16 Leasing standard. An amount of $27,405 (2018: $28,408) has been included in Cost of goods sold reflecting the depreciation for laboratory specific equipment in the six-month period.

Employee expenses of $675,822 (2018: $1,100,509) have been included within Laboratory and Research and Development for the 6 month period, with a proportion of the total employee expenses, $109,581 (2018: 32,670), being allocated to Cost of goods sold -representing the wages incurred by the laboratory specific employees.

(d) Segment assets

The internal management reporting presented to key business decision makers report total assets on the basis consistent with that of the consolidated financial statements. These reports do not allocate assets based on the operations of each segment or by geographical location.

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

2	Segment information (continued)
(d)	Segment assets (continued)

Under the current management reporting framework, total assets are not reviewed to a specific reporting segment or geographical location.

(e)	Segment liabilities

The internal management reporting presented to key business decision makers report total liabilities on the basis consistent with that of the consolidated financial statements. Under the current management reporting framework, total liabilities are not reviewed to a specific reporting segment or geographical location.

(f)	Segment products and locations

The principal geographical segment in Australia, with the company's headquarters being located in Melbourne in the State of Victoria, however the key sales activities take place in the U.S.

(g)	Major customers

During the period ended 31 December 2019 and 31 December 2018 there was no customer from whom the company generated revenues representing more than 10% of the total consolidated revenue from operations or outstanding receivables.

(h)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operation decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

3	Other income and expense items

(a)	Other income

	Consolidated entity
	31 December 2019 $	31 December 2018 $
R&D Grant Income (i)	400,000	186,000
Other	47,756	152,588
	447,756	338,588

(i)	Government grants

The group's research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the half year ended 31 December 2019, the group has included an item in other income of $400,000 (2018: $186,000) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

4	Equity

	31 December 2019 No.	31 December 2019 $	30 June 2019 No.	30 June 2019 $
Fully paid	4,063,134,143	127,807,987	2,938,134,143	125,498,824

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

4	Equity (continued)

(a)	Share capital
(i)	Movements in ordinary shares

Details	Number of shares	$
Balance at 1 July 2019	2,938,134,143	125,498,824
Rights issue*	1,125,000,000	4,499,965
Less: transaction costs arising on share issue	-	(2,190,802)
Balance at 31 December 2019	4,063,134,143	127,807,987

*On 11 October 2019, the company invited its shareholders to subscribe to a fully underwritten rights issue of 1,125,000,000 ordinary shares at an issue price of $0.4 cents per share on the basis of 1 new share for every 2 fully paid ordinary shares held.

(ii)	Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the group in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote. Upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

(b)	Other reserves

Consolidated entity	Share- based payments $	Foreign currency translation $	Total $
Balance at 1 July 2018	4,885,232	765,930	5,651,162
Currency translation differences	-	23,668	23,668
Other comprehensive income for the period	-	23,668	23,668
Transactions with owners in their capacity as owners
Share-based payment expenses	341,201	-	341,201
Reversal of forfeited options	(6,099)		(6,099)
At 30 June 2019	5,220,334	789,598	6,009,932

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

4	Equity (continued)

(b)	Other reserves (continued)

Consolidated entity	Share- based payments $	Foreign currency translation $	Total $
Balance at 1 July 2019	5,220,334	789,598	6,009,932
Currency translation differences	-	(381,163)	(381,163)
Other comprehensive income for the period	-	(381,163)	(381,163)
Transactions with owners in their capacity as owners
Share-based payment expenses	33,771	-	33,771
Reversal of forfeited performance rights	(81,982)	-	(81,982)
Issue of options to underwriters	1,873,720	-	1,873,720
At 31 December 2019	7,045,843	470,648	7,516,491

Details	Number of Performance Rights	Number of options	Total $
Balance at 1 July 2019	76,250,000	38,000,000	5,220,334
Reversal of forfeited performance rights	(61,250,000)	-	(81,982)
Issue of Options to underwriters	-	500,000,000	1,873,720
Share based payment expense	-	-	33,771
Balance 31 December 2019	15,000,000	538,000,000	7,045,843

The following are the valuation details towards the options issued to underwriters for the capital raise in October 2019.

2019
Grant Date	30 Oct 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of options at grant date	$0.003
Weighted average exercise price	$0.008
Risk-free interest rate	0.78%
Expected life of an option	3 years
Model used	Black-Scholes

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

2019
Grant Date	20 Dec 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of options at grant date	$0.004
Weighted average exercise price	$0.008
Risk-free interest rate	0.85%
Expected life of an option	3 years
Model used	Black-Scholes

5	Loss per share

(a)	Basic/diluted loss per share

	Consolidated entity
	31 December 2019 Cents	31 December 2018 Cents
From continuing operations	(0.08)	(0.12)

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

5	Loss per share (continued)

(b)	Reconciliation of earnings used in calculating earnings per share

	Consolidated entity
	31 December 2019 $	31 December 2018 $
Basic earnings per share
Loss attributable to the ordinary equity holders of the company used in calculating basic/diluted earnings per share:
From continuing operations	2,709,911	3,123,372

(c)	Weighted average number of shares used as denominator

	Consolidated entity
	31 December 2019 Number	31 December 2018 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	3,331,576,766	2,558,004,460

6	Related party transactions
Parent entities
(i)	Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the company

(ii)	Transactions within the group and with other related parties

During the half year ended 31 December 2019, the only transactions between entities within the group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

(iii)	Blockchain Global Limited

As announced by the company on 15 February 2018, a non-binding terms sheet with Blockchain Global Limited (BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the company on 2 August 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the company and BCG, with the agreement became binding on 29 November 2019 upon receiving the requisite shareholder approval. To date no shares have been issued under the framework agreements and no milestones have been achieved. Any rights to the 486 million milestone shares lapse between 27th Dec 2019 and 27 June 2020.

The company has accounted for these share issuances in accordance with its accounting policy for share-based payment transactions and has not recorded any associated expense in the current half-year given performance conditions have not been met and are not currently considering any Blockchain related projects.

A number of directors of the company presently or previously have had involvement with BCG. Mr Sam Lee has a direct and indirect share interest in BCG of 21% and is a director of BCG. Mr Peter Rubinstein has a direct and indirect share interest in BCG of 8%. Dr George Muchnicki has a direct and indirect share interest in BCG of 3.4%. Dr Paul Kasian was previously a director of BCG until July 2018.

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

6	Related party transactions (continued)
(iv)	Lodge Corporate

Dr. Kasian was a director of corporate finance and corporate advisor from December 2017 to February 2019 with Lodge Corporate. During the period, the company engaged in corporate advisory services with Lodge Corporate and had transactions worth $121,225 which also included $88,000 that related to 2% of the underwriting of the capital raise during the half year end 31 December 2019.

(v)	Mr. Phillip Hains (Chief Financial Officer)

On July 11, 2019, the Company announced that it had appointed Mr. Phillip Hains (MBA, CA) as the Chief Financial Officer who has over 30 years of extensive experience in roles with a portfolio of ASX and NASDAQ listed companies and provides CFO services through his firm The CFO Solution. Prior to this point the Company had a similar arrangement with The CFO Solution, where it would engage and provided services of overall CFO, accounting and other finance related activities.

During the reporting period, the company had transactions valued at $251,170 with The CFO Solution towards provision of overall CFO, accounting and other finance related activities.

(vi)	Issuance of options to directors towards underwriting the capital raise

As announced on 4 October 2019, the Company undertook an underwritten non-renounceable pro-rata entitlement offer at an Issue Price of 0.4 cents per new share.

On 11 October 2019, the Company updated the market to advise that the offer was from that time agreed to be underwritten by Lodge Corporate Pty Ltd and that two of the Company’s directors (Peter Rubinstein and Dr. George Muchnicki), had agreed to sub-underwrite the offer. Both directors, in conjunction with the underwriter Lodge Corporate Pty Ltd, subsequently agreed amongst themselves to alter the respective sub-underwritten amounts, but the total to be sub-written between them ($2 million) remained same, as did the total underwritten amount (of $4 million).

Accordingly, the underwritten offer subsequently was sub-underwritten by Peter Rubinstein and Dr. George Muchnicki (each as up to $1 million) in conjunction with a consortium of non-associated wholesale investors (also as sub-underwriters) who in aggregate equate to the underwritten amount of $4 million, each in accordance with the terms of their separate sub-underwriting agreements with Lodge Corporate Pty Ltd (each a Sub-Underwriting Agreement).

Dr. Muchnicki and Mr. Rubinstein reflecting the amount of their sub-writing commitment were to be granted on the same terms as all options to be granted to the relevant sub-underwriters. The number of options issued to both directors was calculated as 1 Option for every 2 Shares being sub-underwritten and were issued a total of 125,000,000 unlisted options to each of the directors.

As announced on October 11, 2019, within the rights issue offer document, upon exercise each such option converts into 1 fully paid share on terms consistent with the ASX Listing Rules; with a 3-year expiry date from grant and with an exercise price per underwriter option equal to the lower of:

• 0.008 cents; and

• The implicit price per share at which any raise done by Aegis capital within 3 months from the company’s shareholder meeting.

but in any event with a floor exercise price equal to 0.004 cents.

(vii)	Performance rights issuance

After receiving requisite shareholder approval on 29 November 2018, the company has issued 76,250,000 performance rights to directors of the company as follows:

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

6	Related party transactions (continued)
(vii)	Performance rights issuance (continued)

•	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr Paul Kaisian

•	3,750,000 Class A Performance Rights to Dr Lindsay Wakefield

•	6,250,000 Class A Performance Rights to Dr George Muchnicki

•	5,000,000 Class A Performance Rights to Mr Peter Rubinstein

•	3,750,000 Class A Performance Rights to Mr Xue Lee

The company has accounted for these performance rights in accordance with its accounting policy for share-based payment transactions and has recorded $33,771 of associated expense in the current period end.

3,750,000 performance rights of the issued to Mr. Xue Lee that have been previously expensed off as at June 30, 2019 were cancelled during the half year ended 31 December 2019. Additionally, 57,500,000 performance rights issued to Dr. Paul Kasian were reversed in the current period for any expense recognised in the prior reporting year since they were forfeited. Due to the forfeiture of performance rights, a reversal amounting to $ 81,983 relating to prior period expense recognition was accounted for during the current reporting period.

(viii)	Blockshine Health Joint Venture

The company, via its subsidiary Gene Ventures Pty Ltd, entered into a joint venture with Blockshine Technology Corporation (BTC). The joint venture company, called Blockshine Health, was to pursue and develop blockchain opportunities in the biomedical sector. Blockshine Health would have had as per the agreement full access to BTC’s technology (royalty free) as well as all of its opportunities in the biomedical sector. The company invested $250,000 into the joint venture and have a 49% equity stake. During the year ended 30 June 2019, the Company determined that the $250,000 investment in the Joint Venture agreement was fully impaired. On 6 August 2019 the Company announced the Joint Venture agreement was cancelled.

Subsequent to the announcement, the company managed to recover $43,380 from the investment in BTC.

Dr George Muchnicki is currently the director of both the company and Blockshine Health. At this time, no directors fees are payable to Dr Muchnicki by the joint venture company Blockshine Health.

(ix)	Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd - Joint Venture

In August 2018, the company announced a Heads of Agreement had been reached with Representatives of the Hainan Government - Hainan Ecological Smart City Group (“HESCG”), a Chinese industrial park development and operations company have formally invited Genetic Technologies Limited (“GTG”) to visit the Hainan Medical Pilot Zone to conduct a formal review and discuss opportunities for market entry into China via the Hainan Free Trade Zone initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited (“Zishan”), demonstrating the potential for growth presented by the proposed Joint Venture between the parties (as announced to the market on 14 August 2018).

Participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market with an estimated value in excess of US$800B. Discussions with HESCG form part of an official review process to evaluate the feasibility of offering GTG’s suite of genetic risk assessment tests into China through the Hainan Medical Pilot Zone.

Subsequently, the company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019.

With a growing clinical market and increased government investment in health-related technology, China is poised to become one of the largest global markets for genomic testing. The invitation from representatives of the Hainan Government represents a significant opportunity for GTG to advance the adoption of genetic risk assessment tests in the region.

There were no transactions with parties related to Key Management Personnel during the period other than that disclosed above.

Genetic Technologies Limited

Genetic Technologies Limited

Notes to the condensed consolidated financial statements

31 December 2019

(continued)

6	Related party transactions (continued)
(a)	Parent entities (continued)

Details of Directors and Key Management Personnel as at balance date.

Directors
•	Dr Lindsay Wakefield (Non-Executive)
•	Dr Jerzy Muchnicki (Executive Director and Interim Chief Executive Officer)
•	Mr Peter Rubinstein (Non-Executive)
•	Mr. Nicholas Burrows (Non-Executive)
•	Dr. Paul Kasian (Former Chief Executive Officer) (resigned on 24 September 2019)
Executives
•	Dr Richard Allman (Scientific Director)
•	Mr Phillip Hains (Chief Financial Officer)
•	Mr Paul Viney (Former Chief Financial Officer, Chief Operating Officer and Company Secretary) (appointed on December 15, 2018 and resigned on July 15, 2019)

7	Events occurring after the reporting period

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial periods.

Genetic Technologies Limited

Genetic Technologies Limited

Directors' declaration

31 December 2019

In the directors' opinion:

(a)	the financial statements and notes set out on pages 1 to 20 are in accordance with the Corporations Act 2001, including:
	(i)	complying with AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity's financial position as at 31 December 2019 and of its performance for the half-year on that date, and

(b)	there are reasonable grounds to believe that the Genetic Technologies Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

Dr Jerzy Muchnicki Director

Melbourne

26 February 2020

Genetic Technologies Limited

Genetic Technologies Limited

Independent auditor's review report to the members

31 December 2019

Independent auditor's review report to the members of

Genetic Technologies Limited

Independent auditor's review report to the members of Genetic Technologies Limited

Report on the half-year financial report

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the Condensed consolidated balance sheet as at 31 December 2019, the Condensed consolidated statement of changes in equity, Condensed consolidated statement of cash flows and Condensed consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, selected other explanatory notes and the directors' declaration.

Directors' responsibility for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group's financial position as at 31 December 2019 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Genetic Technologies Limited , ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Genetic Technologies Limited

Genetic Technologies Limited

Independent auditor's review report to the members

31 December 2019

Independent auditor's review report to the members of

Genetic Technologies Limited

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001 including:

1. giving a true and fair view of the Group's financial position as at 31 December 2019 and of its performance for the half-year ended on that date;

2. complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Material uncertainty related to going concern

We draw attention to Note 1(a) in the half-year financial report, which indicates that during the period ended 31 December 2019, the Group incurred a total comprehensive loss of $3,028,861 and net cash outflow from operations of $2,859,251. The continuing viability of the Group is dependent on the satisfactory completion of the planned equity raisings in the coming three months and the successful commercialisation of their products in the market. These conditions, along with other matters set forth in Note 1(a), indicate the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

PricewaterhouseCoopers

Jon Roberts	Melbourne
Partner	27 February 2020

Genetic Technologies Limited